December 23, 2021

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: Michelle Miller and Mark Brunhofer

Re:	QCR Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2020 Filed March 12, 2021

Form 10-Q for the quarterly period ended September 30, 2021

Filed November 5, 2021
File No. 000-22208

Dear Ms. Miller and Mr. Brunhofer:

We are in receipt of your letter dated December 16, 2021 (the “Comment Letter”) concerning the above-captioned filings of QCR Holdings, Inc. (the “Company”) and hereby submit the following responses to the comments contained therein. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto. Please note the numbered items below correspond to the number of the corresponding comment from the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2020

Notes to Consolidated Financial Statements

Note 7. Derivatives and Hedging Activities, page 114

1. We note your disclosure on page 116 that you enter into interest rate swaps with customers while at the same time entering into offsetting interest rate swaps with third party financial institutions. Your disclosure also states that you receive an upfront fee from the counterparty, dependent upon pricing, that is recognized upon receipt from the counterparty. We note that you recognized swap fee income totaling $74.8 million, $28.3 million, and $10.8 million for the years ended December 31, 2020, 2019, and 2018, respectively, representing 102%, 39%, and 21% of net income before income taxes for the respective periods. Please respond to the following:

•	Tell us in more detail how pricing for the interest rate swap transactions with customers is determined and the typical length of the interest rate swaps.

Response: Our interest rate swap transactions consist of two types: (1) tradititional commercial borrowers of certain minimum size and sophistication, and (2) Low Income Housing Tax Credit (“LIHTC”) project loans. The vast majority of the interest rate swap transactions over the past three years are related to our LIHTC financing. In order to effectively participate as a lender in the LIHTC market, the borrowers demand a long term fixed interest rate. QCRH meets that need by executing back-to-back interest rate swaps to facilitate the borrower’s need for a fixed interest rate and our desire to have a floating interest rate. The customer agrees to a floating rate loan and enters into an interest rate swap to obtain their desired long-term fixed interest rate. We enter into an equal and offsetting interest rate swap with an upstream financial institution counterparty. Based on the difference in interest rates locked into with the customer and the market interest rates determined by the upstream financial institution counterparty, we receive an upfront fee from the upstream financial institution counterparty. The upfront fee is dependent upon the interest rate differential over the length of the loan and the interest rate swap. Our favorable pricing combined with the longer duration of the LIHTC loan portfolio has led to strong fee income. The use of back-to-back interest rate swaps is a standard product in the banking industry to help manage interest rate risk and enhance noninterest income.

When we entered the LIHTC market and understanding the strong credit characteristics, it was determined that our pricing include an appropriate credit spread of 1-Month LIBOR plus 250 basis points. By using the back-to-back interest rate swaps, we are able to offer a fixed interest rate to our LIHTC customers that compares favorably with our competitors in the LIHTC market and allows for recognition of significant upfront fee income. The increasing need for low income housing and the attractive fixed interest rate option we offer our LIHTC customers led to strong growth in 2019 and even stronger growth in 2020.

The typical length of the interest rate swap for the LIHTC loans is in the range of 12 to 17 years. For traditional commercial loans, the typical length of the interest rate swap ranges from 7 to 10 years.

•	Explain in more detail why swap fee income relative to the increase in notional amount of the non-hedging interest rate swap contracts varies so significantly from year to year. For example, it appears that swap fee income relative to the increase in the notional amount of non-hedging interest rate derivatives, calculated based on amounts disclosed in your derivatives and hedging activities footnote over the periods, has ranged from 5.0% in 2018, to 8.3% in 2019, and 9.9% in 2020. If other factors impact this calculation, please tell us how, and expand your disclosure in

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future filings to disclose those factors given the significant impact this fee income has on your results of operations.

Response: There are several factors contributing to the increasing percentage of fees relative to notional amount in the years being compared. In 2018, the LIHTC lending program was just gaining traction while our existing back-to-back interest rate swap program with our traditional commercial client base had stronger activity. In the traditional commercial portfolio, the pricing is more competitive and the duration is shorter as compared to the LIHTC portfolio resulting in lower levels of upfront fees per notional amount. In 2019, the LIHTC business accelerated and there were substantially more LIHTC loans swapped in comparison to traditional commercial loans. For 2020, the mix of loans continued to be heavily weighted towards LIHTC, and with the onset of the pandemic and the rapid compression of rates and the flattening of the yield curve, the differential between the interest rate locked into with the customer and the market interest rates widened further.

We will include a discussion of these factors in future filings, as appropriate.

•	Provide a representative example showing how swap fee income is determined for one of these transactions.

Response:

A representative example from 2020 follows:

In July 2020, we originated an $18.4 million loan for a LIHTC project. The loan had a 16 year term with a 40 year amortization. The customer agreed to lock their interest rate fixed at 4.43% using a back-to-back interest rate swap whereby we have a floating rate loan using our standard pricing of 1-Month LIBOR plus 250 basis points. We entered into an equal and offsetting interest rate swap with an upstream financial institution counterparty where we pay the fixed interest rate of 4.43% and receive the floating interest rate of 1-Month LIBOR plus 250 basis points. The difference in the interest rates locked into with the customer and the upstream financial institution counterparty via the back-to-back interest rate swaps and the market interest rate agreed to by the upstream financial institution counterparty was 107 basis points. The upstream financial institution counterparty agreed to pay us the difference of 107 basis points upfront and quantified the present value of this interest rate differential over the 16 year term as $2.5 million. As a result, we recognized this as an upfront fee upon payment by the upstream financial institution counterparty. Notably, should the borrower or upstream financial institution counterparty terminate the swap, the upfront fee is non-refundable.

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•	Tell us why you changed the line item name to swap fee income/capital markets revenue on your consolidated statement of income beginning with your Form 10-Q for the quarter ended June 30, 2021. Explain whether there are different items included within this line item over the respective periods.

Response: Management changed the name of the line item originally identified as “Swap fee income” to “Swap fee income/capital markets revenue” beginning with the quarter ended June 30, 2021 due to the growth of the swap fees generated by the LIHTC business as compared to the level of swap fees generated by our traditional banking swap activities. The change of the line item name more accurately defines the amounts listed for that line item being generated from both traditional banking swaps and our LIHTC business. There are no different items included within this line item over the respective periods.

•	Explain the drivers of the fluctuation of swap fee income/capital markets revenue relative to the increase in the notional amount of non-hedging derivatives during 2021. For example, we note that swap fee income/capital markets revenue relative to the increase in the notional amount of non-hedging derivatives was 5.4% during the three months ended September 30, 2021, but 2.3% for the nine months ended September 30, 2021. If other factors impact the amount of swap fee income/capital markets revenue, tell us those factors and expand your disclosure in future filings to disclose them.

Response: Upon review, the notional amounts disclosed as of March 31, 2021, as of June 30, 2021, and as of September 30, 2021 were overstated from one of our subsidiary bank charters. When adjusting for the corrected notional amounts, the resulting percentages are 9.1% for the three months ended September 30, 2021, and 11.9% for the nine months ended September 30, 2021. These adjusted percentages are consistent with the prior year ending December 31, 2020 considering both 2020 and year-to-date 2021 consisted of a heavier mix of LIHTC swapped loans. As the overstatement of notional amounts was not material to the overall financial statements, we concluded it is not necessary to amend the affected filings.

We have implemented additional internal controls to prevent this error from occurring in future periods.

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The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (309) 743-7745 or tgipple@qcrh.com.

Sincerely,

/s/ Todd A. Gipple

Todd A. Gipple
President/CFO/COO

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